

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2021

Jeffrey M. Canouse
Chief Executive Officer
New America Energy Corp.
240 Vaughan Drive Suite B
Alpharetta, GA 30009

> **Re: New America Energy Corp.**
> **Amendment No. 4 to Offering Statement on Form 1-A**
> **Filed July 6, 2021**
> **File No. 024-11444**

Dear Mr. Canouse:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 2, 2021 letter.

Offering Statement on Form 1-A

Description of Business, page 16

1. Please disclose whether your acquisition of the assets of Third Bench Holdings, which according to the press release attached to your June 25, 2021 8-K is "a holding company for three subsidiary companies operating as an architectural millwork and dealers in the cabinetry, kitchen and bath areas," will change your principal products and services. If so, provide additional information about this changed business model and ensure that the cover page includes complete information as to your current business operations. Please refer to Part II, Item 1 and Item 7 of Form 1-A.

Condensed Consolidated Financial Statements At February 28, 2021 and August 31, 2020
Note 12 - Subsequent Events, page F-17

2.   Please tell us why your Binding Letter of Intent for the Acquisition of Third Bench Holdings LLC is not disclosed as a subsequent event in accordance with ASC 855-10. Provide us with your analysis to determine whether this acquisition is considered probable and therefore, historical financial statements or pro forma financial statements should be included in your filing. Refer to Rule 3-05, Rule 8-04, Rule 8-05 and Article 11 of Regulation S-X as applicable in your response.

       You may contact Ibolya Ignat at (202) 551-3636 or Kate Tillan at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at (202) 551-7976 or Joe McCann at (202) 551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Matt Stout